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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Panmure Gordon Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One New Change

(No. and Street)

London	U.K.	EC4M9AF
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 917-238-1263

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Malter Ende & Co. LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Panmure Gordon Securities Ltd., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021

[signature] 3/2/2020
Notary Public

[signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PANMURE GORDON SECURITIES LIMITED

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2019

PANMURE GORDON SECURITIES LIMITED

CONTENTS

Report of Independent Registered Public Accounting Firm	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Financial Statement	3-6

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Panmure Gordon Securities Limited
One New Change London, U.K.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Panmure Gordon Securities Limited as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Panmure Gordon Securities Limited as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Panmure Gordon Securities Limited's management. Our responsibility is to express an opinion on Panmure Gordon Securities Limited's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Panmure Gordon Securities Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Correction of Misstatement

As discussed in Note 6 to the financial statements, the 2019 opening accumulated deficit balance has been restated to correct a misstatement.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Panmure Gordon Securities Limited's auditor since 2015.
New York, New York
March 2, 2020

PANMURE GORDON SECURITIES LIMITED

Statement of Financial Condition

December 31, 2019

ASSETS:	
Cash	$ 444,572
Due from affiliate	635,704
TOTAL ASSET	$ 1,080,276
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Accounts payable and accrued expenses	$ 59,917
TOTAL LIABILITIES	59,917
STOCKHOLDER'S EQUITY	
Common stock, $1par value, 2 shares authorized, 1 share issued and outstanding	1
Additional paid-in capital	654,879
Accumulated earnings	365,479
TOTAL STOCKHOLDER'S EQUITY	1,020,359
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,080,276

The accompanying notes are an integral part of this financial statement.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Panmure Gordon Securities Limited ("the Company", "the LLC", "or "PGSL") was organized in the United Kingdom on April 30, 2015. The Company commenced operations as a broker/dealer on July 5, 2016, the date it was approved as a registered broker/dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). It is a wholly-owned subsidiary of Panmure Gordon & Co. P.L.C.("the Parent"). PGSL provides chaperoning services to its affiliated company, Panmure Gordon (UK) Ltd., ("the Affiliate") under an exclusive 15a-6 agreement under SEC Rule 15a-6 of the Securities Exchange Act of 1934 (the "15a-6 Agreement") between the companies.

The Company operates pursuant under section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days at the time of purchase which are not held for sale in the ordinary course of business. As of December 31, 2019 the Company had no cash equivalents.

Note 1 - Nature of Business and Summary of Significant Accounting Policies(continued)

Credit Risk

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed insured limits in the United Kingdom of approximately $112,600 (£85,000) of the Financial Services Compensation Scheme.

Lease Accounting and Adoption of New Accounting Standard

Effective January 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption

Note 2 - Net Capital Requirements

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that for the first year of a broker dealer the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

For the year ended December 31, 2019, under an exclusive 15a-6 agreement the Company had revenues derived from commissions from its Affiliate which accounted for 100% of total revenue. As such the Company is dependent on its Parent as its sole source of capital and its Affiliate as its sole source of revenue. The Company believes that due to the nature of its business, this does not constitute a significant risk regarding its net capital requirement or otherwise.

Note 2 - Net Capital Requirements(continued)

At December 31, 2019, the Company had net capital of $384,655 which was $134,655 in excess of its net capital requirement of $250,000. At December 31, 2019 the Company's ratio of aggregate indebtedness to net capital is 0.16 to 1. The Company is exempt from the provisions of the Rule 17a-5(e)(4) of the Securities Exchange Commission as of December 31, 2019.

Note 3 - Income Taxes

The Company is a corporation incorporated under the Companies Act 2006 as a private company, is limited by shares and its registered office is in England and Wales. Pursuant to the United Kingdom/United States of America Double Taxation Convention, the Company does not maintain a permanent establishment, which means a fixed place obusiness through which the business of the enterprise is wholly or partly carried on.

Profits are taxable only in the state where the Company carries on business. The Company does not maintain any facility in the United States of America. The Company has a permanent establishment in the United Kingdom.

ASC Topic 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

Note 4 - Related Party Transactions

The Company has entered into a short term expense sharing agreement with its Affiliate whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business.

All FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees will be borne by the Company.

Note 4 - Related Party Transactions(continued)

All expenses related to the business of the Company and paid for by the Affiliate will be reimbursed by the Company at cost including that for use of the professional staff, office space and certain other administrative services paid by the Affiliate.

This expense sharing agreement shall be terminated upon the cessation of the Company's commercial operations.

The due from affiliate at December 31, 2019 of $635,704 represents commission allocations net of expense allocations of $255,704 and service fee revenue due from the Affiliate.

Note 5 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 - Correction of Misstatement

The Company did not report service fee revenue from its Affiliate pursuant to the terms of the ITPA for the years ended December 31, 2017 and December 31, 2018, respectively. For the year ended December 31, 2017 and 2018, the Company did not record $380,000 of service fee revenue owed to it by the Affiliate. As a result, service fee revenue over the two-year period was understated by $380,000 and due from affiliate was understated by the same $380,000.

For the year ended December 31, 2019 the Company restated opening accumulated deficit by $380,000 and increased due from affiliate by $380,000.

Note 7 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2019, through March 2, 2020 the date of issuance of these financial statements.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.